Notice of Exempt Solicitation

NAME OF REGISTRANT: Valero Energy Corporation

NAME OF PERSON RELYING ON EXEMPTION: Service Employees International Union Pension Plans Master Trust

ADDRESS OF PERSON RELYING ON EXEMPTION: 1800 Massachusetts Avenue, NW

Washington, DC 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

May 1, 2023

Dear Fellow Valero Shareholder,

At Valero Energy Corporation’s (“Valero’s” or the “Company’s”) annual shareholder meeting on May 9, 2023, shareholders can urge Valero to take meaningful action on systemic racism. Proposal #6 on Valero’s proxy card, “Stockholder proposal to oversee and issue an additional1 racial equity audit and report” (the “Proposal”), asks Valero to analyze and report to shareholders on the full range of racial impacts caused by the Company’s business and operations.

Valero recently released a “Racial Equity Assessment” (the “Assessment”) and “Audit of Valero’s Environmental Justice Commitments and Actions” (the “EJ Audit”; together, the Assessment and EJ Audit are referred to as the “Reports”), which Valero claims render the Proposal unnecessary. But the Reports fall far short of the independent and comprehensive audit sought by the Proposal, both in substance and process. Accordingly, we urge shareholders to vote FOR Proposal #6.

The Proposal states:

RESOLVED that shareholders of Valero Energy Corporation (“Valero”) urge the Board of Directors to oversee an independent third-party racial equity audit analyzing Valero’s impacts on nonwhite stakeholders and communities of color and Valero’s plans, if any, to mitigate those impacts. Input from civil rights organizations, experts on environmental racism, and employees should be considered in determining the specific matters to be analyzed. A report on the audit, prepared at reasonable cost and omitting confidential and proprietary information, should be publicly disclosed on Valero’s website.

Thus, the Proposal’s key elements are that the requested racial equity audit should:

•	Be conducted by an independent auditor;

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1 Valero’s use of the word “additional” to describe the Proposal’s request is misleading because, as discussed below, the audit and report requested in the Proposal differs meaningfully from the Assessment and EJ Audit undertaken by Valero.

2

•	Incorporate input from civil rights organizations, environmental racism experts, and Company employees;
•	Identify and analyze Valero’s impacts on nonwhite stakeholders and communities of color.

Neither the Assessment nor the EJ Audit was conducted by a firm that is independent from Valero

Neither the Assessment nor the EJ Audit was conducted by an independent firm or auditor, a key element of the Proposal. The Proposal requests that an independent party conduct the racial equity audit in order to ensure that the auditor does not have any conflict of interest that could prevent it from conducting a robust investigation, even when that investigation yields unflattering results for Valero, and so stakeholders feel comfortable sharing concerns about the Company without fear of retaliation. An independent auditor also gives stakeholders assurance that the audit’s results are presented fairly.2

The Assessment was conducted by Nadira Clarke, a partner in the law firm of Baker Botts LLP. Baker Botts is not independent from Valero, as the firm has represented Valero in debt3 and equity4 offerings, transactions,5 and litigation against the Environmental Protection Agency,6 with engagements dating back at least 10 years. A profile of Baker Botts notes that Ms. Clarke “is often retained by oilfield services, refiners, manufacturing and chemical clients,”7 and her biography on Baker Botts’ website says she is “sought after for her aggressive defense of corporations and executives facing large-scale, multi-faceted governmental investigations”8; this defense orientation calls into question her ability to be objective when assessing Valero. The importance of the oil and gas industry to Baker Botts is illustrated by the fact that three of its seven North American offices are located in Texas.9

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2 See, e.g., https://www.sec.gov/news/statement/munter-20220608 (“The Commission has long-recognized that audits by professional, objective, and skilled accountants that are independent of their audit clients contribute to both investor protection and investor confidence in the financial statements.”); https://public-inspection.federalregister.gov/2022-18898.pdf (The requirement that employee benefit plans be subjected to an independent audit is “intended to protect the assets and the financial integrity of employee benefit plans, and provide participants, beneficiaries, plan administrators, other plan fiduciaries, and the Department with reliable information about an employee benefit plan and its financial soundness.”).

3 See https://www.bakerbotts.com/news/2021/12/baker-botts-represents-valero-energy-corporation-in-billion-dollar-senior-notes-offering; https://www.bakerbotts.com/news/2022/02/baker-botts-represents-valero-energy-corporation-in-$650-million-senior-notes-offering; https://www.bakerbotts.com/news/2020/04/baker-botts-represents-valero-energy-corporation-in-senior-notes-offering; https://www.bakerbotts.com/news/2020/09/baker-botts-represents-valero-energy-corporation-in-senior-notes-offering

4 See https://www.sec.gov/Archives/edgar/data/1583103/000158310313000013/exh81-formofopinionofbaker.htm

5 See https://www.valero.com/sites/default/files/valero-documents/VLO%20and%20VLP%20-%20Joint%20Press%20Release_Active_38764457_4.pdf;

6 https://www.epa.gov/sites/default/files/2017-12/documents/court_document_us_app_cadc_17-1259_12.12.2017_peition_for_review.pdf

7 https://www.legal500.com/firms/50076-baker-botts-llp/52468-houston-usa/

8 https://www.bakerbotts.com/people/c/clarke-nadira

9 https://www.bakerbotts.com/globalreach

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Valero’s proxy statement.

3

Montrose Environmental Group (“Montrose”), which conducted the EJ Audit,10 also may not be independent from Valero. Montrose was a “diamond sponsor” of a recent Valero charity fundraiser,11 which suggests that it either does business or hopes to do business with Valero. On its website, Montrose lists a variety of services it performs for oil and gas companies, including permitting, wastewater consulting, and emissions testing.12 The participation on a Montrose webinar by a representative from Valero13 suggests that there may be a relationship between the two firms.

The Assessment focuses on Valero’s public positions and programs, while a racial equity audit would evaluate the racial impacts of Valero’s actual behavior

The scope and approach of the Assessment differ from those of a racial equity audit. The racial equity audit requested in the Proposal has a substantive goal. It seeks to identify, analyze and report on the impacts of the Company’s business. The Assessment, by contrast, asks “whether current programs, policies, and recent reports undertaken by the Company align with the factors that are considered in a racial equity audit.”14 In other words, the Assessment has a process focus on whether the same subject matters are addressed, but does not aim to produce a substantive analysis of how Valero’s commitments and activities shape its impact on nonwhite stakeholders and communities of color.

The Assessment’s focus on Valero’s public commitments or positions, rather than actual company behavior, reflects this difference. The Assessment refers repeatedly to Valero’s processes and commitments without any analysis of the extent to which they are effective in bringing about the desired behavior. For example, the Assessment states that:

•	“[Valero’s ESG Report] includes information beyond that disclosed in the EEO-1 report relevant to the Company’s prioritization of diversifying its workforce, efforts to develop a minority talent pipeline, initiatives to recruit local talent through partnerships with local colleges serving refinery neighboring communities, and improved female representation among the Company’s executives, leaders, and engineers.”[15]

The Assessment does not evaluate the effectiveness of these efforts. Instead, it presents static 2022 data on the racial composition of Valero’s workforce, characterizing it as “impressive” without providing context regarding the composition of the hiring pool, demographics by job classification, or changes over time.16

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10 https://s23.q4cdn.com/587626645/files/doc_downloads/2023/02/_public-ej-audit-final-02152023.pdf

11 https://valerotexasopen.com/benefit-for-children/sponsors

12 https://montrose-env.com/markets/oil-gas/

13 https://montrose-env.com/content/webinar-best-practices-for-a-successful-method-325-fenceline-monitoringprogram/

14 https://s23.q4cdn.com/587626645/files/doc_downloads/2023/02/2023.02.23-valero-racial-equity-assessment-letter.pdf, at 1.

15 https://s23.q4cdn.com/587626645/files/doc_downloads/2023/02/2023.02.23-valero-racial-equity-assessment-letter.pdf, at 6.

16 See https://s23.q4cdn.com/587626645/files/doc_downloads/2023/02/2023.02.23-valero-racial-equity-assessment-letter.pdf, at 6-7.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Valero’s proxy statement.

4

•	“Valero ensures compliance with its processes for addressing racial inequity and discrimination through several innovative means of reporting and addressing allegations of improper conduct.”[17]

No data or anecdotal evidence is presented on the effectiveness of these processes.

•	The Assessment contains a section on Valero’s statements in support of racial justice--such as “We believe social equity and inclusion are integral parts of a healthy community, which is why we collaborate with stakeholders to understand social, economic, and environmental factors of importance to each community.”

The Assessment does not analyze the extent to which Valero fulfills those commitments; in the example above, for instance, the views of stakeholders on whether Valero is an effective collaborator could be, but are not, presented. Many of these positions are so vague—Valero’s commitment to “recogniz[ing] the dignity, value and worth of all human beings around the world” is one example--that one could not meaningfully measure Valero’s adherence to them.

The Assessment’s discussion of Valero’s political spending illustrates well the disparity between the racial equity audit requested in the Proposal and the Assessment Valero chose to undertake. The Assessment notes that “Valero is also one of the roughly 280 Fortune 500 companies to receive negative attention for making political contributions to members of Congress who objected to certifying the results of the 2020 election. But Valero’s political activity appears to center around issues that affect its business and the energy industry. And the Company’s lobbying efforts and political contributions are consistent with other industry participants, including other Oil & Gas companies and industry trade associations and do not appear to be racially motivated.”18

A racial equity audit would examine Valero’s political activity through a racial equity lens, asking, “Even assuming Valero’s subjective intention in its political activities is to elect politicians and influence public policy in a way that benefits its business, do those activities have collateral negative consequences for nonwhite stakeholders and communities of color?” In other words, the racial equity audit analysis would focus on the effects of Valero’s actions, not the purported purity of its motivations, as is the case with the Assessment. Similarly, the excuse that “everyone else is doing it" would not be relevant in a racial equity audit focused on racialized harms flowing from Valero’s behavior.

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17 https://s23.q4cdn.com/587626645/files/doc_downloads/2023/02/2023.02.23-valero-racial-equity-assessment-letter.pdf, at 6.

18 https://s23.q4cdn.com/587626645/files/doc_downloads/2023/02/2023.02.23-valero-racial-equity-assessment-letter.pdf, at 13.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Valero’s proxy statement.

5

There is no indication that civil rights organizations, experts on environmental racism, or employees provided input on the scope of the Assessment or RJ Audit

Stakeholder input into the scope of a racial equity audit is crucial, as companies have blind spots and may not be aware that their behavior in a particular domain has adverse racial impacts. For that reason, the Proposal asked that civil rights organizations, experts on environmental racism, and employees be considered in determining the scope of the requested racial equity audit.

There is no indication that any of these stakeholders were consulted on the scope of the Assessment or RJ Audit. Montrose touts its experience advising clients on environmental justice considerations, which have been incorporated into some regulatory regimes,19 but we believe it is a stretch to characterize the firm as an expert on environmental racism. Neither Report mentions input from employees or civil rights organizations.

The RJ Audit, in particular, focuses exclusively on Valero’s refinery operations. While those operations may indeed warrant examination, given their potential impacts, stakeholders might have identified additional matters. For example, the RJ Audit does not assess whether Valero’s health and safety policies and practices are effective in protecting refinery workers, many of whom are non-white. The failure to consult with key experts and stakeholders undermines the confidence shareholders and other stakeholders have in the value of the Reports’ conclusions, as limited as they are.

For the reasons discussed above, we urge you to vote FOR Proposal 6 on Valero’s proxy card. If you have any questions, please contact Renaye Manley via email at renaye.manley@seiu.org.

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19 https://s23.q4cdn.com/587626645/files/doc_downloads/2023/02/_public-ej-audit-final-02152023.pdf, at 5-8.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Valero’s proxy statement.